                                                Filed Pursuant to Rule 424(b)(4)
                                                File No. 333-70937

                                   PROSPECTUS


                                3,000,000 Shares

                                   P-COM, INC.


                                  ------------

                                  COMMON STOCK

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         The stockholders of P-COM, Inc. listed on page 2 below are offering for resale and selling under this prospectus up to 3,000,000 shares of our common stock.


         Our common stock is traded on the Nasdaq National Market (Nasdaq
Symbol: PCOM). On August 1, the closing price of the common stock was $5.625 per share.


                                  ------------


         You should carefully consider the risk factors commencing on page 3 before purchasing any of the common stock offered by the selling stockholders.


                                  ------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                                  ------------


                The date of this prospectus is September 7, 2000.

         The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                     SUMMARY

         The common stock to be resold by the selling stockholders pursuant to this prospectus was issued by us to the selling stockholders in exchange for all outstanding shares of our Series B preferred stock and will be issued upon exercise of warrants held by the selling stockholders. Some common stock which the selling stockholders received in the exchange has already been sold by them under Rule 144, and is not covered by this prospectus. The name of each selling stockholder and the number of shares of common stock to be registered for resale

                                                       Number of Shares of         Number of shares of Common Stock and
                                                   Outstanding Common Stock to        Currently underlying Outstanding
Name of Selling Stockholder                               be Registered                  Warrants to be Registered
---------------------------------------------      ---------------------------     ------------------------------------
Marshall Capital Management, Inc.............                   0                                 372,677
Castle Creek Technology Partners LLC.........                 52,000                              455,494
Capital Ventures International...............                869,918                              414,086

         We develop, manufacture and market systems for the transport of voice and data between the end user and a location where the information is transferred onto the broader telecommunications network. Our systems are sold to the worldwide wireless telecommunications market. Our systems are designed to satisfy the network requirements of cellular telephone service providers and digital wireless communications service providers, corporate communications, public utilities and local governments. We also provide comprehensive network services to assist customers in designing, building and optimizing the performance of their wireless communications networks. Our radio systems are sold internationally through strategic partners, providers of bundled consulting services and telecommunications equipment manufacturers who resell our products under their brand names, distributors and directly to end-users. Our executive offices are located at 3175 S. Winchester Boulevard, Campbell, California 95008, and our telephone number is (408) 866-3666.

                                  RISK FACTORS

         You should carefully consider the risks described below before making an investment decision.

Due to our stage of development and industry, an investment in our stock is very risky

         We do not have the customer base or other resources of more established companies, which makes it more difficult for us to address the liquidity and other challenges we face

         We have not developed a large installed base of our equipment or the kind of close relationships with a broad base of customers of a type enjoyed by older, more developed companies, which would provide a base of financial performance from which to launch strategic initiatives and withstand business reversals. In addition, we have not built up the level of capital often enjoyed by more established companies, so from time to time we may face serious challenges in financing our continued operation. We may not be able to successfully address these risks, which would adversely affect our results of operations and, ultimately, our stock price.

         Our stock price is volatile, so you may not be able to sell our stock at any particular time at a favorable price

         The stock market in general, and the market for shares of small capitalization and technology stocks in particular, have experienced extreme price fluctuations in recent years. These fluctuations have often been unrelated to the operating performance of affected companies. The market price of our common stock may continue to decline substantially, or otherwise continue to experience significant fluctuations in the future, sometimes reaching extreme and unexpected lows, including fluctuations that are unrelated to our performance. During the 52 week period ending August 1, 2000, the market price of a share of our common stock was as low as $3.688 and as high as $28.500. These fluctuations may mean that investors may not be able to sell our common stock at a favorable price at any given time.

         We do not pay dividends, so appreciation of our stock price is the only way in which you will realize a return on your investment

         Our bank line-of-credit agreement prohibits us from paying any dividends on our common stock except dividends paid in shares of our common stock. Since our incorporation in 1991, we have not declared or paid cash dividends on our common stock, and we anticipate that any future earnings will be retained for investment in our business. Thus, the return on an investment in our common stock will likely be through resale of shares at a price higher than the price paid for those shares. As indicated above, the market for our shares may not provide an opportunity to sell our shares at a favorable price at any given time.

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

We rely on our existing customers, and it will materially adversely affect our operating results and financial condition if they do not support us

         A substantial amount of our products and services are purchased by a limited number of customers, so the loss of a large customer would significantly affect our results of operations

         If any of our important customers significantly reduce their purchases from us, which has been the case during the last twelve months, then this may materially adversely affect the profitability of our business and our ability to remain in business. During 1998 and 1999, one customer, Orange Personal Communications Ltd., accounted for 27.9% and 20%, respectively, of our sales. During the second quarter of 2000, we had four different customers that individually accounted for over 10% of our sales. During the second quarter of 2000, two customers, Lucent and Winstar, accounted for 20.0% and 19.5%, respectively, of our sales.

         The Company places orders with suppliers based in part on customer non-binding forecasts

         Historically, the Company has built products based on non-binding forecasts from customers. This practice has resulted in write-offs of excessive and obsolete inventory for each of the past three years.

         Our customers may cancel orders leaving us with unsaleable equipment or idle capacity

         Our customers often enter into purchase orders with us far in advance of manufacture of the equipment ordered. We have experienced purchase order cancellations and deferrals. Historically, we have chosen not to harm our relationships with our customers by enforcing their obligations under purchase orders when the customer wishes to cancel an order. Cancellations of orders by customers may, depending upon the timing of the cancellation, leave us with unsaleable equipment or idle capacity, which would adversely affect our operating results and financial condition.

We may be unable to obtain additional capital needed to operate and grow our business, which could damage our financial condition and further erode our stock price

         Our future capital requirements will depend upon many factors, including development of new products and related software tools, potential acquisitions, maintenance of adequate manufacturing facilities and contract manufacturing agreements, progress of research and development efforts, expansion of marketing and sales efforts, and status of competitive products. Additional financing may not be available in the future on acceptable terms or at all. The continued existence of a substantial amount of debt could also severely limit our ability to raise additional financing. In addition, given the recent price for our common stock, if we raise additional funds by issuing equity securities, significant dilution to our stockholders could result.

         If adequate funds are not available, we may be required to restructure or refinance our debt or delay, scale back or eliminate our research and development, acquisition or manufacturing programs. We may also need to obtain funds through arrangements with partners

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

or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. Our inability to obtain capital, or our ability to obtain additional capital only upon onerous terms, could very seriously damage our business, operating results and financial condition and further erode our stock price.

         We are prohibited by the agreement under which we privately sold 7,530,642 shares of Common Stock in January 2000 from issuing, offering or selling any Common Stock or other equity security for less than 85% of the average closing sale price of our Common Stock over the 60 trading days before the sale of the new shares, if we have not then registered the 7,530,642 shares for resale. We have not yet registered the 7,530,642 shares for resale, and we may not be able to find a buyer for our shares except at a price below that 85% threshold. Therefore, we would not be able to sell shares without all the January 2000 investors' consent, unless we achieve registration of their shares or unless the new sale price exceeds the 85% threshold. The January 2000 investors also have a 20-day right of first offer against the sale of new shares for less than $5.71 per share, until their 7,530,642 shares are registered for resale.

The common stock sold in this offering will increase the supply of our common stock on the public market, which may cause our stock price to decline

         The sale into the public market of the common stock issued upon exercise of the new warrants and in the exchange could materially adversely affect the market price of our common stock. Most of the shares of our common stock are eligible for immediate and unrestricted sale in the public market at any time. Once the registration statement of which this prospectus forms a part is declared effective, all shares of common stock issuable upon exercise of the warrants will be eligible for immediate and unrestricted resale into the public market. Because the exercise price of the new warrants is below the current market price of our common stock, the sale of the common stock issued upon exercise of the warrants will be dilutive to our stockholders. Further, the new warrants contain adjustment features that may significantly decrease the exercise price of the new warrants and result in additional shares of common stock being issued upon their exercise, which would create additional dilution. The presence of these additional shares of common stock in the public market may further depress our stock price.

We may try to issue stock at a discount to the current market price, which would dilute our existing stockholders

         In order to raise the funds we need to execute our business plan and fund operations generally, we may continue to issue stock at a discount to the current market price. Transactions of that kind would result in dilution to our existing stockholders.

We may be forced to incur additional costs to restructure our business to reduce our expenses, which could materially adversely affect our results of operations and stock price

         During 1999, we generated net losses of approximately a$103.0 million. During the first six months of 2000, we generated net losses of $68.0 million. We may also incur net losses in future periods. In response to market declines and poor performance in our sector generally and our lower than expected performance over the last several quarters, we introduced measures to reduce operating expenses. These measures included reductions in our workforce in

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1999 and 1998. Additionally, management continues to evaluate market conditions to assess the need to take further action to more closely align our cost structure with anticipated revenues. Any subsequent actions could result in additional restructuring charges, reductions of inventory valuations and provisions for the impairment of long-lived assets, which could materially adversely affect our results of operations and stock price.

When our large fixed costs combine with significant fluctuations in our sales, large fluctuations in our results of operations may occur which could adversely affect our stock price

         A material portion of our expenses are fixed and difficult to reduce, which magnifies the effects of any revenue shortfall. In addition, to prepare for the future, we may continue to heavily invest resources in:

         . the development of new products and technologies, . the evaluation of these products, . expansion into new geographic markets, and . our plant and equipment, inventory, personnel and other items, in order to efficiently produce these products and to provide necessary marketing and administrative service and support.

As such, in addition to our fixed costs, our expenses will be increased by start-up costs associated with the initial production and installation of new products and technologies.

         We experience significant fluctuations in sales, gross margins and operating results. Our results of operations have also been and will continue to be influenced by competitive factors, including pricing, availability and demand for competitive products and services. These factors are difficult for us to forecast, and have materially adversely affected our results of operations and financial condition and may continue to do so. Because of our inability to predict customer orders, delays, deferrals and cancellations, we may not be able to achieve or maintain our current sales levels. We believe that period-to-period comparisons are thus not necessarily meaningful and should not be relied upon as indications of future performance. Because of all of the foregoing factors, in some future quarter or quarters, revenues will be lower than expected and our operating results and financial condition will be materially adversely affected. In addition, to the extent our results of operations are below those projected by public market analysts, the price of our common stock may continue to be materially adversely affected by this discrepancy.

We may be unable to become profitable if the selling prices of our products and services decline over time

         We believe that average selling prices and possibly gross margins for our systems and services will decline over time. If we are unable to offset declining average selling prices by comparable cost savings, our gross margins will decline, and our results of operations and financial condition would be adversely affected. Reasons for the decline in average selling prices include the maturation of our systems, the effect of volume price discounts in existing and future contracts and the intensification of competition. To offset declining average selling prices, we believe we must take a number of steps, including:

         .  successfully introducing and selling new systems on a timely basis;

         . developing new products that incorporate advanced software and other features that can be sold at higher average selling prices; and

         . reducing the costs of our systems through contract manufacturing, design improvements and component cost reduction, among other actions.

         If we cannot develop new products in a timely manner, or if our new products fail to achieve customer acceptance or do not generate higher average selling prices, then we would be unable to offset declining average selling prices.

We depend on contract manufacturers and limited sources of supply and, if they fail us, production delays could damage our customer relationships

         Our internal manufacturing capacity is very limited, and certain components, subassemblies and services necessary for the manufacture and production of our systems are obtained from a sole supplier or a small group of suppliers. As a result, we have reduced control over the price, timely delivery, reliability and quality of finished products, components and subassemblies. We have experienced problems in the timely delivery and quantity of products and certain components and subassemblies from vendors. We expect to rely increasingly on these contract manufacturers and outside vendors in the future, and they may prove undependable, stop doing business with us, or go out of business. Due to the complexity of our products, finding and educating additional or replacement vendors may be expensive and take considerable time. Our internal manufacturing capacity and that of our contract manufacturers may be insufficient to fulfill our orders, and we may be unable to obtain timely deliveries of components and subassemblies of acceptable quality. Our failure to manufacture, assemble and ship systems and meet customer demands on a timely and cost-effective basis could damage relationships with customers and our business.

If we are successful in growing our business, we may be unable to manage and integrate the expanded operations associated with revenue growth, which may increase costs and hurt profitability

         Our prior expansion has strained and continues to strain our management, financial resources, manufacturing capacity and other resources and has disrupted our normal business operations. Our ability to manage any possible future growth may depend upon significant expansion of our manufacturing, accounting and other internal management systems and the implementation of a variety of systems, procedures and controls, all of which would involve expenditures in advance of increased sales. In particular, if our business grows, we must successfully manage overhead expenses and inventories, develop, introduce and market new products, manage and train our employee base, integrate and coordinate our geographically and ethnically diverse workforce and the monitor third party manufacturers and suppliers. We have in the past and may continue to experience significant problems in these areas.

         If our business grows, any failure to efficiently coordinate and improve systems, procedures and controls, including improved inventory control and coordination with our subsidiaries, could cause continued inefficiencies, additional operational complexities and expenses, greater risk of billing delays, inventory write-downs and financial reporting difficulties. Those problems could impact our profitability and our ability to effectively manage our business.

         We may have difficulty managing the businesses we have acquired, which may increase our costs and divert resources from our business. We may continue to encounter problems related to the management of companies which we have acquired over the past several years. Overcoming existing and potential problems may entail increased costs, additional investment and diversion of management attention and other resources, or require divestment of one or more business units, which may adversely affect our business, financial condition and operating results. In this regard, in the first six months of 2000, we sold three business units, Technosystem, Cemetel S.r.l., and Control Resources Corporation (CRC), which primarily represented non-core business products, such as broadcast equipment and network monitoring equipment. The negative impact on the financial statements of the disposal of Technosystem was $30.9 million. The impact on the financial statements on the divestitures of Cemetel S.r.l. and CRC is not expected to be material. In addition, we have written off assets of several of our other acquired companies including write-offs of $15 million of Cylink Wireless Group goodwill in the second quarter of 2000.

Accounting charges related to acquisitions may decrease future earnings

         Many business acquisitions must be accounted for as purchase business combinations for financial reporting purposes. All of our past acquisitions, except the acquisitions of Control Resources Corporation, RT Masts Limited and Telematics, Inc., have been accounted for as purchase business combinations, resulting in a significant amount of goodwill being amortized. Amortization expenses adversely affect our financial results.

If our results of operations are inadequate, we may have difficulty servicing our debt, which could cause a default and acceleration of repayment of our debts

         As of June 30, 2000, our total indebtedness including current liabilities was approximately $112.7 million and our stockholders' equity was approximately $77.2 million. Our ability to make scheduled payments of the principal and interest on our indebtedness will depend on our future performance, which is subject in part to economic, financial, competitive and other factors beyond our control. We may be unable to make payments on or restructure or refinance our debt in the future, if necessary, which could lead to a default under our credit agreement and note indenture and acceleration of repayments of the debts thereunder.

Our customers may not pay us on time, leaving us short of funds needed to operate our business

         We may be unable to enforce a policy of receiving payment within a limited number of days of issuing bills. We have had difficulties in the past in receiving payment in accordance with our policies, particularly from customers in the early phases of business

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development which are awaiting financing to fund their expansion and from customers outside of the United States. We may not be able to locate parties to purchase our receivables on acceptable terms or at all. Any inability to timely collect or sell our receivables could cause us to be short of cash to fund operations and could have a material adverse effect on our business, financial condition and results of operations.

We may experience problems with product quality, performance and reliability, which may damage our customer relationships

         We have limited experience in producing and manufacturing systems and contracting for this manufacture. Our customers also require very demanding specifications for quality, performance and reliability. As a consequence, problems may occur with respect to the specifications for our systems or related software tools. If those problems occur, we could experience increased costs, delays, cancellations or reschedulings of orders or shipments, delays in collections of accounts receivable and product returns and discounts. In addition, the failure of any of our facilities to maintain or attain quality certification by the International Standards Organization could adversely affect our sales and sales growth. If any of these events occur, they might erode customer confidence and cause them to reduce their purchases from us, which would adversely impact our business and results of operations.

The market for our products may not grow fast enough to support our level of investment, adversely affecting our results of operations

         Our future operating results depend upon the continued growth and increased availability and acceptance of advanced radio-based wireless telecommunications systems and services in the United States and internationally. The volume and variety of and the markets for and acceptance of wireless telecommunications systems and services may not continue to grow as anticipated. Because these markets are relatively new, predicting which market segments will develop and at what rate they will grow is difficult. We have recently invested additional significant time and resources in the development of new products. If the market for these new products and the market for related services for our systems fail to grow, or grow more slowly than anticipated, revenue will also fail to grow, adversely affecting our results of operations.

We may be unable to compete successfully for customers with either competitors offering technologies similar to ours or with alternative technologies, which could adversely affect our business and results of operations

         Our wireless-based radio systems compete with other wireless telecommunications products and alternative telecommunications transmission media, including copper and fiber optic cable. We are experiencing intense competition worldwide from a number of leading telecommunications companies. Those companies offer a variety of competitive products and services and broader telecommunications product lines, which makes us more vulnerable to shifts in technology and customer preferences. Many of these companies have much greater installed bases, financial resources and production, marketing, manufacturing, engineering and other capabilities than we do. We face actual and potential competition not only from these established companies, but also from start-up companies that are developing and marketing new commercial products and services.

         Two of our primary competitors are Ericsson and DMC Stratex Networks. Ericsson is a formidable competitor for us because they provide both consulting services and equipment they manufacture to customers as complete telecommunications solutions. Ericsson's combined consulting and product approach insulates them from competition for sales of products because, in order for customers to obtain the complete solution, Ericsson requires them to purchase the product from Ericsson, which completely forecloses our opportunity to sell products to the customer. In contrast, DMC Stratex Networks is a product manufacturer like us, and competes directly against us for product sales to customers, which leads to downward pressure on prices we can charge for our products. With regard to our point-to-multipoint product line, we also compete with Netro, who is also a product manufacturer like us. If we are unable to successfully compete for customers, future growth, revenues and profitability would be adversely affected.

Failure to respond to rapid technological change or introduce new products in a timely manner may limit our revenue growth and adversely impact our results of operations

         Rapid technological change, frequent new product introductions and enhancements, product obsolescence, changes in end-user requirements and evolving industry standards characterize the communications market. Our ability to compete in this market will depend upon our successful development, introduction and sale of new systems and enhancements and related software tools, on a timely and cost-effective basis, in response to changing customer requirements. We have experienced and continue to experience delays in customer procurement and in completing development and introduction of new systems and related software tools, including products acquired in acquisitions. Moreover, we may not be successful in selecting, developing, manufacturing and marketing new systems or enhancements or related software tools. Any inability to rapidly introduce, in a timely manner, new systems, enhancements or related software tools could have a material adverse effect on our results of operations and limit future growth.

We have extensive international operations, in more volatile markets than the United States, and changes in these markets may undermine our business there

         In doing business in international markets, we face economic, political, regulatory, logistical, legal, financial and business environments and foreign currency fluctuations that are more volatile than those commonly experienced in the United States. Until 2000, most of our sales were made to customers located outside of the United States. Because of the more volatile nature of these markets, the basis for our business in these markets may be frequently jeopardized, materially and adversely affecting our operations in these countries and our overall results of operations and growth.

We are subject to extensive government regulation, which may change and harm our business

         We operate in a constantly changing regulatory environment. Radio communications are extensively regulated by the United States government, and we also are subject to foreign laws and international treaties. Our systems must conform to a variety of domestic and international requirements established to, among other things, avoid interference

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among users of radio frequencies and to permit interconnection of equipment.
Regulatory changes, which are affected by political, economic and technical factors, could significantly impact our operations by restricting our development efforts and those of our customers. Many of our competitors have broader telecommunications product lines, which makes us more vulnerable than they are to regulatory changes that shift business from one product to another. As a result, those regulatory changes could make current systems obsolete, favor our competitors or increase competition. Any of those regulatory changes, including changes in the allocation of available spectrum or changes that require us to modify our systems and services, could prove costly and thus materially adversely affect our business and results of operations.

We are the subject of, and may be the subject of additional, class action suits, which would divert significant resources away from our business

         We are a defendant in a consolidated class action lawsuit in state court. An unfavorable outcome could have a material adverse effect on our prospects and financial condition. Even if the litigation is resolved in our favor, the defense of that litigation will entail considerable cost and diversion of efforts of management, either of which are likely to adversely affect our results of operations.

We may be unable to protect our proprietary rights, permitting competitors to duplicate our products and services or preventing us from selling our products

         We rely on a combination of patents, trademarks, trade secrets, copyrights and other measures to protect our intellectual property rights. However, these measures may not provide adequate protection for our trade secrets or other proprietary information. Any of our patents could be invalidated, circumvented or challenged, or may not provide competitive advantages to us. In addition, foreign intellectual property laws may not adequately protect our intellectual property rights abroad. Any failure or inability to protect proprietary rights could have a material adverse effect on our competitive market position and business.

Litigation may also be necessary to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of proprietary rights of others or to defend against claims of infringement. A variety of third parties have sent correspondence to the former owner of the Cylink Wireless Group in which they allege that the Cylink Wireless Group's products may be infringing their intellectual property rights. We acquired Cylink in 1998. Therefore, any intellectual property litigation based upon those allegations could result in substantial costs and diversion of management attention and resources, and could prevent us from selling certain products or require us to license technology to continue selling those products. Licenses to any of that technology may not be available on acceptable terms or at all.

Our results may suffer if we are unable to attract and retain qualified management and technical personnel

         Our highly technical business depends upon the continued contributions of key technical and senior management personnel, many of whom would be difficult to replace. Competition for qualified management, manufacturing, quality assurance, engineering, marketing, sales and support personnel is intense in our industry and geographic areas, and we may not be successful in attracting or retaining those personnel. We experience high employee turnover which is disruptive and could adversely impact our business. The loss, or failure to perform, of any key employee could materially adversely affect our customer relations and results of operations.

Our board has the power to reject offers to acquire shares of our common stock in a change of control transaction, which may prevent our stockholders from having the opportunity to accept those offers and discourage certain offers for shares of our common stock

         The following factors give our board of directors the power to reject acquisition proposals without any input or consideration of these proposals by our stockholders:

         .  our stockholder rights agreement,
         . our certificate of incorporation and bylaws, . our equity incentive plans, and . Delaware law.

         As a result of these factors, our board of directors could significantly delay, defer or prevent a change in control transaction involving P-Com, even if holders of our common stock might want the transaction to occur. These factors may adversely affect the voting and other rights of other holders of common stock, and prevent stockholders from receiving and accepting offers to acquire their shares that the board deems not to be in the best interest of our stockholders. In addition, the power of the board to reject those offers may discourage certain third parties from making these offers.

Relying on forward-looking statements could cause you to incorrectly assess the risks and uncertainties in investing in our stock because our actual results could differ materially from those anticipated in forward-looking statements contained in this prospectus

         This prospectus contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described above and elsewhere in this prospectus.

We may face other risks not described in the foregoing risk factors which may impair our business operations

         The risks and uncertainties described in the foregoing risk factors may not be the only ones facing us. Additional risks and uncertainties not presently known to us may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. In this case, the trading price of our common stock could decline, and you may lose all or part of your investment.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://p-com.com or at the SEC's web site at http://www.sec.gov.

         This prospectus is part of a registration statement (Registration No. 333-70937) we filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

         We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling stockholders sell all of the shares of common stock being registered for resale by the selling stockholders or until the shares can be sold without being so registered:

                  (1) our Annual Report on Form 10-K for the year ended December 31, 1999, filed on April 5, 2000, as amended by a filing on August 24, 2000;

                  (2) Our quarterly reports on Form 10-Q filed on May 15, 2000 (as amended by a filing on August 24, 2000) and August 14, 2000;

                  (3) our current reports on Form 8-K filed as of January 6, 2000, January 25, 2000 and August 16, 2000;

                  (4) the description of our common stock and Series A preferred stock contained in our registration statements on Form 8-A filed as of January 12, 1995 and on Form 8-A/A filed as of February 16, 1995, October 9, 1997, December 22, 1998, December 24, 1998 and August 25, 1999; and

                  (5) all future reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of filing of each of the reports and documents. Any statement incorporated herein may modify or supersede information or statements in this prospectus.

         Upon request, we will provide without charge a copy of this prospectus, and a copy of any and all of the information that has been or may be incorporated by reference in this prospectus. Requests for these copies should be directed to Corporate Secretary, P-Com, Inc., 3175 S. Winchester Boulevard, Campbell, California 95008 (telephone (408) 866-3666).

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

                                 DIVIDEND POLICY

         Our credit agreement prohibits us from paying any dividend on our common stock other than dividends paid in shares of our common stock. We currently anticipate that we will retain any available funds for use in the operation of its business, and we do not anticipate paying any cash dividends in the foreseeable future.

            THE EXCHANGE OF COMMON STOCK FOR SERIES B PREFERRED STOCK
                        AND PENALTY SETTLEMENT AGREEMENTS

         On December 23, 1998, we issued 15,000 shares or our Series B preferred stock and warrants to purchase 1,242,257 shares of common stock to the selling stockholders for gross proceeds of $15 million, and agreed to register for resale by the selling stockholders the shares of our common stock issuable upon conversion of the Series B preferred stock and exercise of the warrants. On January 21, 1999, we filed this registration statement for the purpose of registering those shares of common stock.

         On June 4, 1999, we exchanged 5,134,795 shares of our common stock for all 15,000 shares of our outstanding Series B preferred stock, such that no shares of Series B preferred stock remain outstanding. We also exchanged outstanding warrants to purchase 1,242,257 shares of common stock, which were held by the selling stockholders, for new warrants to purchase 1,242,257 shares of common stock having the terms set forth below. In connection with the exchange, we and the holders agreed to other matters described below. We agreed to register the 5,134,795 shares of common stock exchanged for the Series B preferred stock held by holders and the 1,242,257 shares of common stock subject to the warrants by amending the registration statement on Form S-3 that we originally filed on January 21, 1999. Some of the shares of Common Stock issued in the exchange have since been sold by the selling stockholders in the public market under Rule 144, and therefore are not included in this prospectus.

         In return for the waiver by the selling stockholders of their rights to cash payments and restrictions on our ability to issue securities, we agreed to redeem the common stock received by the selling stockholder in exchange for their Series B preferred stock if any of the following events occur:

         . we fail to remove a restrictive legend from the stock certificates representing the common stock owned by a selling stockholder;

         . the registration statement registering for resale the common stock received by a holder in exchange for its preferred stock was not declared effective by a specified date in August 1999; or

         . the resale registration statement cannot be used by a holder to resell its common stock for 10 consecutive business days or more than 20 days in a two month period.

The Company also agreed to make cash payments to the selling stockholders if the resale registration statement was not declared effective by a specified date in August 1999.

         The resale registration statement was not declared effective by this deadline and, as a result, we were obligated to make cash payments to the selling stockholders and were subject to their right to have us redeem at their election the common stock issued to them in the exchange. On August 11, 1999, we issued warrants to purchase an additional 180,000 shares of our common stock having the terms set forth below to the selling shareholders in order to gain their consent not to exercise rights or pursue remedies available to them under the Series B agreements and the Exchange Agreements. On November 16, 1999, each of the selling stockholders entered into a Penalty Settlement Agreement with us. Under these agreements, the selling stockholders waived their redemption rights and their right to receive cash payments in exchange for the following aggregate consideration:

         . 219,605 shares of our common stock with the right to register these shares for resale by participating in future registration statements filed by us;

         . a warrant to purchase 443,000 shares of our common stock having the terms set forth below ; and

         .  a promissory note that:
            .  is due and payable on November 15, 2000;
            .  has a principal amount of $400,000;
            . accrues interest at a rate of 12% per year; and . is convertible at the election of the holder into a number of shares of common stock equal to the principal plus interest divided by $4.71265.

Notwithstanding these agreements, we remained subject to the following material obligations and restrictions contained in our earlier agreements with the selling stockholders. First, we remain obligated to use our best efforts to have the resale registration statement declared effective as soon as possible. Second, we remain subject to our agreement in the Exchange Agreements that we will neither agree to file nor actually file a registration statement for any securities other than the common stock held by the selling stockholders on any date that is not at least twenty days after this registration statement is declared effective.

                ANTI-DILUTION PROVISIONS IN OUR CONVERTIBLE NOTES

         The exchange, the shares and warrants issued in connection with the Penalty Settlement Agreements and other unrelated stock issuances by us have resulted in an anti-dilution adjustment to our 4 1/4% convertible promissory notes that reduced the conversion price to $24.90. As a result of this adjustment, 1,192,731 shares of common stock are presently issuable upon conversion of the remaining outstanding notes.

                                    WARRANTS

The warrant issued in connection with the Penalty Settlement Agreements

         The warrant issued in November of 1999 pursuant to the Penalty Settlement Agreements is immediately exercisable at all times prior to January 19, 2003, when it expires. The warrant may be exercised either by payment of the exercise price or by net exercise. In a net exercise of a warrant, shares of our common stock having a market value equal to the exercise price are deducted from the shares issued to the warrant holder upon exercise of the warrant and instead are withheld by us to pay the exercise price. The exercise price for the common stock underlying the warrant is $8.50 per share, which is above the closing bid price for our common stock on August 1, 2000 of $5.625 per share. The exercise price of this warrant is not subject to adjustment to protect against dilution. The shares issuable upon exercise of this warrant are not being registered for resale under this registration statement. However, the holder does have the right to register these shares for resale in connection with future registration statements filed by us.

The warrants issued in connection with the Exchange Agreements

         The new warrants issued on June 4, 1999 pursuant to the Exchange Agreements are immediately exercisable at all times prior to December 22, 2003, when they expire. The warrants may be exercised either by payment of the exercise price or by net exercise. The exercise price for the common stock underlying the warrant is $3.00 per share, which is below the closing bid price for our common stock on August 1, 2000 of $5.625 per share. The warrants issued to the selling stockholders on August 11, 1999 are immediately exercisable at all times prior to August 11, 2004, when they expire. The warrants may be exercised either by payment of the exercise price or by net exercise. The exercise price for the common stock underlying the warrant is $5.00 per share, which is below the closing bid price for our common stock on August 1, 2000 of $5.625 per share. The exercise price of all of the warrants described in this paragraph is subject to adjustment to protect against dilution as described below. The exercise price of the warrants issued on June 4, 1999 and August 11, 1999 is subject to anti-dilution adjustment if we issue common stock or securities convertible into or exercisable for common stock at a price per share less than the exercise price then in effect. Issuances of securities in the ordinary course of our business, such as issuances of common stock issued under employee, director or consultant benefit plans, do not lead to an anti-dilution adjustment. If an anti-dilution adjustment occurs, the adjusted exercise price will be equal to:

         . the exercise price in effect immediately prior to the issuance, multiplied by
         .  the sum of
            . the number of outstanding shares of our common stock immediately prior to the issuance, and
            . the number obtained when the total consideration received by us in exchange for the stock issued is divided by the greater of the exercise price then in effect or the market price on the day prior to the issuance, divided by
         . the number of shares of our common stock outstanding after the issuance; this number will include the number of shares deemed outstanding by reason of our issuance of options or convertible securities exercisable or convertible at less than the greater of the conversion price in effect at the time of issuance of those options or convertible securities and the market price per share of our common stock on the day preceding the issuance.

For example, assume we had 75,000,000 shares outstanding immediately prior to issuing 5,000,000 shares of common stock at a price of $2.00 per share and that the market price of our common shares on the day prior to the issuance was $5.00 per share. Also assume that the exercise price immediately prior to such issuance was $3.00 per share. The total consideration received in the issuance would be $10 million, which, when divided by the market price of $5.00 per share, yields 2,000,000 shares. The numerator of the exercise price adjustment fraction in respect of the issuance would be equal to these 2,000,000 shares plus the 75,000,000 shares outstanding immediately prior to the issuance, or 77,000,000 shares. The denominator of the exercise price adjustment fraction would be equal to the 5,000,000 shares actually issued in the issuance plus the 75,000,000 shares outstanding immediately prior to the issuance, or 80,000,000 shares. The conversion price adjustment fraction would be 0.9625, which, when multiplied by the exercise price of $3.00 in effect prior to the issuance, would yield an adjusted exercise price of $2.887.

         In addition, with respect to any securities we issue that are convertible into or exercisable for our common stock in accordance with a fluctuating or re-setting conversion or exercise price or exchange ratio, the anti-dilution adjustment described above will be made on the date of issuance of those securities as though:

         . all holding periods and other conditions to the discounts contained in the securities have been satisfied, and
         . the market price of our common stock on the date of exercise, conversion or exchange of the securities was 80% of the market price of our common stock on the date the securities were issued.

For example, assume that we issued $10 million of convertible preferred stock that converts into common stock at a conversion price equal to the lower of $2.25 and the market price on the conversion date. Also assume we had 75,000,000 shares outstanding immediately prior to issuing the preferred stock, that the market price of our common shares on the day prior to the issuance was $2.00 per share, and that the exercise price of the warrant immediately prior to such issuance was $3.00 per share. The total consideration received upon the issuance would be $10 million, which, when divided by the current market price of $2.25 per share, yields 4,444,444 shares. The numerator of the exercise price adjustment fraction in respect of the issuance would equal these 4,444,444 shares plus the 75,000,000 shares outstanding immediately prior to the issuance, or 79,444,444 shares. The denominator of the exercise price adjustment fraction is the 75,000,000 shares outstanding immediately prior to the issuance plus the number of shares that would be issued upon conversion. The conversion price would be deemed to be the lower of $2.25 and 80% of the market price on the date of issuance, or $1.80 per share. When $10 million is divided by $1.80 per share, the result is 5,555,555. The denominator of the exercise price adjustment fraction is the 5,555,555 shares deemed issued on September 1, 1999 plus the 75,000,000 shares outstanding immediately prior to the issuance, or 80,555,555 shares. The conversion price adjustment fraction is 0.97862, which, when multiplied by the exercise price of

$3.00 in effect prior to the issuance, would yield an adjusted exercise price of $2.958 as of April 15, 2000.

         If there is a change at any time in:

         . the amount of additional consideration payable to us upon exercise of the securities, or
         . the rate at which the securities are convertible into our common stock, other than changes in such rate by reason of provisions designed to protect against dilution,

the exercise price of the warrants shall be readjusted to the exercise price that would have been in effect had such change been in effect at the time the securities were issued. This adjustments described in this paragraph will not be made with respect to securities issued under employee, director or consultant benefit plans so long as the issuance of the securities is approved by a majority of our non-employee directors.

         Under the terms of the warrants, the total number of shares of common stock issuable upon exercise of the warrants and upon conversion of the Series B preferred is limited to 8,706,843 shares. As 5,134,795 shares of common stock were issued to the selling stockholders in exchange for their Series B preferred stock in the exchange, the total number of shares of common stock issuable upon exercise of the new warrants is limited to 3,571,688 shares. We are not obligated to obtain a stockholder vote to remove that limit. In addition, to the extent the holder of a warrant determines that exercise of its warrant would cause it to own in excess of 4.9% of our outstanding common stock, that warrant will not be exercisable.

         In the event we merge with any other company, the warrantholders are entitled to the choices described below as to the consideration they will receive in the merger or consolidation. If we merge with a public company meeting the threshold criteria set forth below and our common stock will be exchanged for common stock of the acquiror or its parent company, the warrant holders will be entitled to receive in the merger the consideration they would have received had they exercised their warrants the day before the public announcement of the merger at the exercise price in effect on that day. The threshold criteria are:

         . the securities the holder would receive are publicly traded, . the average daily trading volume of the exchange securities over the
            90 day period immediately preceding announcement of the transaction was greater than $2,000,000,
         . the historical 100 day volatility of the exchange securities during the period ending on the date of announcement of the transaction is no greater than 50%, and
         . the last sale price of the exchange securities on the date immediately preceding the date on which the transaction is public disclosed is not less than 65% of last sale price of the exchange securities on any day during the 20 day period ending on that date.

         If we merge with a private company or a public company not meeting the threshold criteria, the warrant holders will be entitled, at their option:

         . to retain their warrants, which will thereafter convert into common stock of the surviving company, or
         .  receive either
            . the consideration they would have received had they exercised their warrants the day before the public announcement of the merger or
            .  125% of the Black-Scholes amount.

         The Black-Scholes amount is the value of an option to purchase one share of common stock as calculated on the Bloomberg online page using the following values:

         . the market price on the day prior to the date of notice of the transaction,
         . volatility equal to the historical 100 day volatility of the our common stock during the period preceding the date of notice of the transaction,
         . a risk free interest rate equal to the rate on U.S. treasury bill or treasury notes having a maturity similar to the term of the warrant on the date of the notice of the transaction, and
         . an exercise price equal to the exercise price on the date of notice of the transaction.

         If we declare or make a distribution of assets to our common stockholders, then the warrant holders will be entitled to exercise their warrants and receive the amount of those assets that the holder would have been entitled to had it been a common stockholder on the record date for determining shares entitled to the distribution. We have agreed to use our best efforts to list the common stock issuable upon exercise of the warrants on a major securities exchange so long as our other common stock is so listed.

                              SELLING STOCKHOLDERS

         The selling stockholders, Marshall Capital Management, Inc., Castle Creek Technology Partners LLC and Capital Ventures International, acquired shares of Series B preferred stock and warrants on December 22, 1998 pursuant to set of financing agreements. These shares and warrants were acquired in the ordinary course of each selling stockholder's business. At the time of its acquisition of these shares and warrants, each selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling stockholders acquired shares of our common stock and new warrants on June 4, 1999 pursuant to exchange agreements between us and each of them. On August 11, 1999 and November 16, 1999, the selling stockholders acquired various additional shares of our common stock, additional warrants to purchase shares of our common stock and a promissory note that is convertible into shares of our common stock; none of these securities, or the securities issuable upon exercise or conversion of these securities, are being registered for resale pursuant to this registration statement. None of the selling stockholders own any other shares of P-Com, and no selling stockholder has held any office or position, or had any other material relationship with P-Com within the past three years. The number of shares of common stock directly owned and underlying derivative securities owned by each selling stockholder is set forth in the following table:

                                                        Number of
                                      Number of         Shares of
                                      Shares of       Common Stock                   Percentage of
                                     Common Stock     Issuable upon    Total Number   Outstanding
                                       Directly        Exercise of     of Shares of      Common
                                     Beneficially      Warrants or     Common Stock   Stock as of
                                        Owned         Conversion of    Beneficially    August 1,
                                   as of August 1,       Note(1)         Owned by         2000
Name of Holder                           2000         -------------     Holder(2)    -------------
---------------------------------  ---------------                     ------------
Marshall Capital Management,
Inc..............................        58,263          855,677          913,940        1.18%
Castle Creek Technology
Partners LLC.....................       122,050          650,497          772,547        1.00%
Capital Ventures International...       961,210          454,086        1,415,296        1.24%

         (1) The number of shares issuable upon exercise of the warrants and convertible note set forth above assumes that no anti-dilution adjustment is made.
         (2) This number assumes exercise of the all outstanding warrants and the conversion of the convertible note on August 1, 2000.

         To help ensure our compliance with the registration rights agreement and the exchange agreements, we have chosen to register for resale by the selling stockholders three million shares of common stock on behalf of the selling stockholders. If the warrants were exercised as of August 1, 2000, only 2,164,175 shares of common stock would be issued and available for resale under this prospectus. However, we cannot determine the exact number of shares of common stock that we will ultimately issue upon exercise of the warrants. Additional shares of common stock may be issued upon exercise of the new warrants if an anti-dilution adjustment occurs with respect to the new warrants. See "Warrants." For this reason, we may not issue the entire three million shares of common stock covered by this prospectus. The three million shares covered by this prospectus represent approximately 4.00% of our outstanding shares of common stock as of August 1, 2000.

         The following table sets forth the aggregate number of shares of common stock beneficially owned by each selling stockholder as of August 1, 2000 and the percentage of all shares of common stock held by that selling stockholder before and after giving effect to the offering based on 77,227,357 shares of common stock outstanding as of August 1, 2000. We considered the following factors and made the following assumptions regarding the table:

         . beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and including any securities that grant the selling securityholders the right to acquire common stock within 60 days of August 1, 2000; and
         . the selling stockholders will sell all of the securities offered by this prospectus.

         Notwithstanding these assumptions, the selling stockholders may sell less than all of the shares listed on the table. Each selling stockholder will determine the number of shares of common stock that they will sell. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Lastly, anti-dilution adjustments with respect to the new warrants may occur that cause the number of shares of our common stock to be issued upon exercise of the new warrants to increase, which would cause the number of shares to be resold under this prospectus to increase. See "Warrants." Accordingly, we cannot determine with certainty the number of shares of common stock that the selling stockholders will sell under this prospectus.

                                         Number of Shares of        Percent of                                 Percent of
                                             Common Stock       Outstanding Shares     Number of Shares    Outstanding Shares
                                          Beneficially Owned    Beneficially Owned    Beneficially Owned   Beneficially Owned
Name of Selling Stockholder               Prior to Offering    Before the Offering    After the Offering   After the Offering
---------------------------------------   -----------------    -------------------    ------------------   ------------------
Marshall Capital Management, Inc.......      913,940 (1)               1.2%                541,263                  *
Castle Creek Technology Partners LLC...      772,547 (2)               1.0%                254,928                  *
Capital Ventures International.........     1,415,296 (3)              1.2%                131,292                  *

--------------------
1. Consists of 58,263 shares of common stock and 855,677 shares of common stock issuable upon the exercise of warrants. Marshall Capital Management, Inc. is an indirect, wholly owned subsidiary of Credit Suisse First Boston Group, which is a publicly held Swiss financial services company. The direct and indirect parent companies of Marshall Capital Management, Inc. may be deemed to be beneficial owners of the securities. The direct and indirect parent companies of Marshall Capital Management, Inc. disclaim that beneficial ownership.
2. Consists of 122,050 shares of common stock and 640,372 shares of common stock issuable upon the exercise of warrants and the conversion of a convertible note. Pursuant to a management agreement, Castle Creek Partners LLC may be deemed to beneficially own the securities held by Castle Creek Technology Partners LLC. Castle Creek Partners LLC disclaims that beneficial ownership. Daniel Asher, as a managing member of Castle Creek Partners LLC, may be deemed to beneficially own the securities. Mr. Asher disclaims that beneficial ownership.
 3 . Consists of 961,210 shares of common stock issued in the exchange and 454,086 shares of common stock issuable upon the exercise of warrants. Heights Capital Management, Inc., a Delaware corporation, the investment manager for Capital Ventures International, has voting control and investment discretion over transactions by Capital Ventures International.

*        Less than 1%

         The shares of common stock underlying the warrants presented in the table is based on the number of shares of common stock issuable upon exercise of the warrants that are in effect on the date of this prospectus. The actual number of shares of common stock we will issue is subject to future adjustments.

                              PLAN OF DISTRIBUTION

         We will not receive any proceeds from the sale of the common stock through this prospectus. We have agreed to pay the expenses of registration of the common stock offered hereby, including legal and accounting fees, but excluding underwriter's discounts and commissions, if any.

         The offered shares may be sold from time to time at

         .  negotiated prices,
         .  fixed prices which may be changed,
         . market prices prevailing at the time of sale or . prices related to prevailing market prices.

         The selling stockholders may effect those transactions

         . in privately negotiated sales in the over-the-counter market or any exchange on which the securities are listed,
         . by selling the shares through broker-dealers, including circumstances in which brokers or dealers attempt to sell the shares to third parties, but, if they are initially unable to do so, they may purchase the shares themselves and resell the shares as principal, and
         . in one or more underwritten offerings on a firm commitment or best effort basis.

         Sales of selling stockholders' shares may also be made pursuant to Rule 144 under the Securities Act, where applicable.

         To the extent required under the Securities Act, the following information will be set forth in a post-effective amendment to this prospectus:

         . the aggregate amount of selling stockholders' shares being offered and the terms of the offering,
         . the names of any agents, brokers, dealers, transferees or underwriters, and
         .  any applicable fee or commission with respect to a particular offer.

         Each selling stockholder will be responsible for paying compensation owed by it to any underwriters, dealers, brokers or agents participating in the distribution of its shares, regardless of whether that compensation is in the form of underwriting discounts, concessions, commission or fees. This compensation might be in excess of customary commissions. The aggregate proceeds to a selling stockholder from the sale of its shares offered by this prospectus will be the purchase price of those shares less any discounts or commissions.

         If selling stockholders pledge, hypothecate or grant a security interest in some or all of the shares, then the pledgees, secured parties or persons to whom those securities have been hypothecated shall, upon foreclosure in the event of default, shall be named as selling stockholders in a supplement or post-effective amendment to this prospectus. Similarly, if the selling stockholders transfer, pledge, donate or assign shares to lenders or others, then each of those persons will be named as a selling stockholder in a supplement or post-effective amendment to this prospectus. The number of shares beneficially owned by the selling stockholders will decrease if and when a selling stockholder transfers, pledges, donates or assigns shares. The plan of distribution for selling stockholders' shares sold by this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders under this prospectus. There is, however, no assurance that any selling stockholder will sell any or all of the shares described in this prospectus.

         A selling stockholder may also use this prospectus in the following ways:

         . to sell short, from time to time, shares of our common stock and, in those instances, this prospectus may be delivered in connection with those short sales and the shares offered by this registration statement may be used to cover those short sales,
         . to enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of holding the positions they assume with that selling stockholder, including, without limitation, in connection with distribution of the shares by those broker-dealers,
         . to enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer those shares, and
         . to loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledge shares.

The rules and regulations in Regulation M under the Securities Exchange Act of 1934, provide that during the period that any person is engaged in the distribution, as so defined in Regulation M of our common stock, such person generally may not purchase shares of our common stock. The selling shareholders are subject to applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by the selling shareholders. The foregoing may affect the marketability of the common stock.

         The selling stockholders, any underwriter, any broker-dealer or any agent that participates with the selling stockholders in the distribution of the shares may be deemed to be "underwriter" within the meaning of the Securities Act. As a result thereof, any discounts, commissions or concessions received by them and any profit on the resales of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act.

         To comply with securities laws of certain states, if applicable, the shares will be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

         Pursuant to a registration rights agreement entered into in connection with the Series B preferred stock financing, as impacted by the Exchange Agreements, we have agreed to keep the registration statement of which this prospectus is a part continuously effective until the earlier of the date that all of the shares issued in the exchange or upon exercise of the new warrants have been resold or until all those shares are immediately freely saleable under Rule 144. In this regard, we are required to supplement and/or amend the registration statement of which this prospectus is a part if more shares than are registered for resale hereby are issued or issuable upon exercise of the new warrants or to supplement or change the selling stockholders hereunder.

         The registration rights agreement requires us to indemnify the selling stockholders, any underwriter and the respective directors, officers, partners, members, employees, agents and controlling persons of each selling stockholder against certain liabilities in connection with the offer and sale of the shares hereunder, including under the Securities Act. Similarly, each selling stockholder is required to indemnify us and our directors, the officers who sign the registration statement of which this prospectus is a part, our employees, agents and controlling persons against certain liabilities in connection with the offer and sale of the shares hereunder, including the Securities Act, to the extent that liability occurs as a result of reliance with written information furnished to us by that selling stockholder expressly for use in connection with the registration statement of which this prospectus is a part. To the extent this indemnification is prohibited, the selling stockholders and we are required to contribute to payments the parties may be required to make in respect of otherwise indemnifiable claims.

                              CERTAIN TRANSACTIONS

         In connection with certain relocation expenses a promissory note in the amount of $250,000 was issued to Mr. James Sobczak interest free and payable one year after Mr. Sobczak leaves the company. In addition, P-Com has agreed to pay for certain fees and services in connection with the sale of Mr. Sobczak's home in Pennsylvania so that he may complete his relocation to California. We anticipate these fees and services to amount to approximately $55,000.

                                  LEGAL MATTERS

         The validity of the common stock offered in this prospectus and certain other legal matters will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Diego, California. As of the date of this prospectus, attorneys of Brobeck, Phleger & Harrison LLP and family members thereof beneficially owned an aggregate of approximately 64,000 shares of our common stock.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----

Prospectus Cover Page .....................................................    1
Summary ...................................................................    2
Risk Factors ..............................................................    3
Where You Can Find More Information .......................................   13
Use of Proceeds ...........................................................   14
Dividend Policy ...........................................................   14
The Exchange of Common Stock for Series B Preferred
 Stock and Penalty Settlement Agreements ..................................   14
Warrants ..................................................................   16
Selling Stockholders ......................................................   19
Plan of Distribution ......................................................   22
Certain Transactions ......................................................   24
Legal Matters .............................................................   24
Experts ...................................................................   24




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                                3,000,000 Shares


                                   P-COM, INC.
                                  common stock




                           ---------------------------

                                   PROSPECTUS

                           ---------------------------





                                September 7, 2000



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